Mail Stop 3561

March 12, 2007

By Facsimile and U.S. Mail

Mr. Christopher H. Atayan
Chief Executive Officer
AMCON Distributing Company
7405 Irvington Road
Omaha, Nebraska   68122

> **Re: AMCON Distributing Company**
> **Form 10-K for the Fiscal Year Ended September 30, 2006**
> **Filed December 29, 2006**
> **File No. 1-15589**

Dear Mr. Atayan:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended September 30, 2006

General

1.   Where a comment below requests additional disclosures to be included, please show us in your supplemental response what the revised disclosures will look like. These additional disclosures should be included in your future filings.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 37

2.   Your disclosure does not discuss the impact of actions taken in 2006 with respect to the
        current and uncertain status of the operations of TSI. Please revise your disclosure to
        discuss the impact on your future cash flows and liquidity position of your decision to
        cease operations of TSI. See Item 303(a)(1) of Regulation S-K.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies, page 56

3.   We note that you have both wholesale and retail operations. Please tell us if you receive
        allowances and credits from vendors in connection with the purchase or promotion of the
        vendor's products such as slotting fees, payments under buy-down agreements,
        cooperative advertising fees, and other consideration. If so, please tell us the nature and
        timing of your receipt and recording of these types of credits and revise your disclosures
        to include your accounting policy with respect to these types of transactions. Disclose
        the statement of operations line item in which each of these types of payments is
        included. For any amounts netted against expense line items other than cost of sales, also
        disclose the amounts netted against each expense line item for each period presented.
        Refer to EITF 02-16.

Note 9. Debt, page 76
Note 13. Related Party Transactions, page 80

TSI Loans

4.   You disclose that certain of these obligations were in default as of September 30, 2006.
        Please tell us and revise your disclosures to clarify if waivers were obtained. If waivers
        were not obtained, please tell us and disclose the actions you plan and the repercussions
        of not being able to obtain a waiver. Refer to Rule 4-08(c) of Regulation S-X.

Note 14. Commitments and Contingencies, pages 81

Liability Insurance, page 81

5.   We note your disclosure that your liability for health insurance and workers
        compensation claims is included in other current liabilities. We note that there is no such
        account and presume that these amounts are in accrued expenses. Please revise in future
        filings if true.

Trinity Springs, Inc. Litigation, page 82

6.   We note the lawsuit filed against you by minority shareholders contesting the validity of
        the vote that approved your acquisition of TSI in 2004. Your disclosure indicates that the
        court issued a summary judgment in December 2005 and the court approved in October
        2006 a settlement agreement reached by the certain parties, but you disclose in Form 10-
        K as well as in Note 11 in your most recently filed Form 10-Q that you are unable to
        determine an estimate or range of any potential loss. Please clarify to us and revise your
        disclosure to identify the components of settlement agreement that were reached by the
        parties and approved by the court, and why this settlement did not provide you a basis for
        an estimate of your potential liability in accordance with SFAS 5.   Please provide us
        more detail supporting your basis in GAAP for not recording any liability as a result of
        this litigation.

Item 9A. Controls and Procedures, page 90

7.   You disclose that material weaknesses were noted during the evaluation performed in
        connection with the fiscal year ended September 30, 2005, and a plan was implemented
        during fiscal 2006 whereby you were able to successfully remediate and eliminate all of
        the material weaknesses. However, you did not provide a conclusion on the effectiveness
        of your disclosure controls and procedures as of the end of the period of your most recent
        fiscal year. Please confirm to us and amend Form 10-K to revise your disclosure to state
        whether your chief executive officer and chief financial officer concluded that your
        disclosure controls and procedures were effective in timely alerting them to information
        required to be included in your filings under the Securities Exchange Act of 1934.
        Please also note that both of your certifying officers provided a certification in paragraph
        4(b) of Exhibit 31 on a conclusion on the effectiveness of the disclosure controls and
        procedures that has not been presented. See Exchange Act Rule 13a-15(e).

General

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing reviewed by the staff to be certain that they have provided all information investors
require for an informed decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that:

    •   the company is responsible for the adequacy and accuracy of the disclosures in the filing;

    •   staff comments or changes to disclosure in response to staff comments do not foreclose
        the Commission from taking any action with respect to the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

Please send us your response to our comments within ten business days from the date of this letter. You should provide a cover letter keying your response to our comments, and provide the requested supplementary information, if any. Where our comment requests you to revise future filings, we would expect that information to be included in your next filing. If you believe complying with a comment is not appropriate, please tell us why in your letter. Your supplemental response should be submitted in electronic form on EDGAR as a correspondence file. Refer to Rule 101 (a) of Regulation S-T.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or in his absence, contact me at (202) 551-3841, if you have questions regarding our comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief